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[redacted]

December 28, 2005

BY COURIER

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: OAO Gazprom
Submission Pursuant to Rule 12g3-2(b)(1)(iii)
File No. 82-4670

Dear Sir or Madam:

On behalf of OAO Gazprom (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the following documentation which the Company distributed to its holders of depositary receipts:

- Notice to Holders of Depositary Receipts Evidencing Depositary Shares Representing Ordinary Shares of OAO "Gazprom", dated December 20, 2005.

Pursuant to Rule 12g3-2(b)(4), this document is not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of this document does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact me at +33 (0)1 55 27 11 02 should you have any questions or require any further information. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, pre-paid envelope.

Very truly yours,

George J. Eapen

Enclosure

cc: Mr. Maxim Oyrakh
(IC Horizon)

Mr. Dmitri Kovalenko
(Skadden, Arps, Slate, Meagher & Flom LLP)

File No. 82-4670

NOTICE TO HOLDERS OF DEPOSITARY RECEIPTS EVIDENCING DEPOSITARY SHARES REPRESENTING ORDINARY SHARES OF **OAO "GAZPROM"**

CUSIP:	**368287108 (144A)**
CUSIP:	**368287306 (Reg S)**
CUSIP:	**368287207 (Reg S)**

RE: APPOINTMENT OF GAZPROMBANK AS CUSTODIAN

Notice is hereby given by The Bank of New York, as Depositary, pursuant to the Deposit Agreements, each dated as of October 25, 1996, among The Bank of New York, OAO Gazprom ("Gazprom") and Owners and Beneficial Owners of Depositary Receipts, of the appointment of Gazprombank ZAO ("Gazprombank") as Custodian thereunder. ING Bank (Eurasia) will act as *Popetzitel Stzeta* ("Trustee") over the custodian account.

Gazprombank is a subsidiary of Gazprom, and DRAGA, the Russian Share Registrar appointed to maintain the record of Gazprom shareholders and effectuate transfers of Gazprom shares, is also a subsidiary of Gazprom, although the Depositary is advised that DRAGA is treated as an independent registrar under Russian law.

Please note that it is expected that Gazprom ordinary shares represented by DRs will be registered on the share register maintained by the Russian Share Registrar in the name of Gazprombank or its nominee. OWNERS AND BENEFICIAL OWNERS SHOULD BE AWARE, HOWEVER, THAT RUSSIA'S SYSTEM OF SHARE REGISTRATION AND CUSTODY CREATES CERTAIN RISKS OF LOSS THAT ARE NOT NORMALLY ASSOCIATED WITH INVESTMENTS IN THE UNITED STATES SECURITIES MARKETS. IN ADDITION, THE INTER-RELATIONSHIPS AMONG GAZPROM, GAZPROMBANK AND DRAGA MAY CREATE ADDITIONAL NON-CUSTOMARY RISKS OF LOSS.

THE BANK OF NEW YORK

Dated: December 20, 2005